SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

NTS-Properties III
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E100
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner of
NTS-Properties Associates and Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid	

☐　　Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒　　third-party tender offer subject to Rule 14d-1.
☐　　issuer tender offer subject to Rule 13e-4.
☐　　going private transaction subject to Rule 13e-3.
☐　　amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 dated September 25, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror" or "ORIG"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2,000 interests (the "Offer") in NTS-Properties III, a Georgia limited partnership and an affiliate of the Offeror (the "Partnership"). The purchase price per interest, which was originally $300 per interest, was subsequently raised to $315 per interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002, Amendment No. 3 on July 17, 2002, Amendment No. 4 on August 7, 2002, and Amendment No. 5 on August 30, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the sixth and final amendment to the Original Statement in accordance with Rules 13e-4(c)(4) and 14d-3(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by ORIG pursuant to the Offer. All 669 Interests tendered were accepted by the Offeror, without proration. By Press Release dated September 25, 2002 the Offeror announced: (i) that the Offer had terminated as of September 16, 2002; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(1)(x).

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

    J. D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ ]

    (b)   [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   5,123[1]

8) Shared Voting Power   20[2]

9) Sole Dispositive Power   5,123[1]

10) Shared Dispositive Power   20[2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,143[3][4]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 40.9%

14) Type of Reporting Person: IN

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[1] Includes: (i) 5 Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 546 Interests owned by Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge"); (iii) 17 Interests owned by Mr. Nichols; and (vi) 4,555 Interests owned by ORIG. Mr. Nichols has the power to direct the voting and disposition of these interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK Financial., an Indiana corporation ("BKK"), which is the general partner of Ocean Ridge.

[2] Includes 20 Interests owned by Barbara Nichols.

[3] Mr. Nichols disclaims beneficial ownership of 5,080 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; (iii) 20 Interests owned by Barbara Nichols; and (iv) 4,509, or 99%, of the Interests owned by ORIG.

[4] Includes: (i) 5 Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 4,555 Interests owned by Orig.

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

Ocean Ridge Investments, Ltd., a Florida limited partnership

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]

(b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   546

8)   Shared Voting Power   4,597[1][2]

9)   Sole Dispositive Power   546

10)   Shared Dispositive Power   4,597[1][2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 5,143[2][3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 40.9 %

14)   Type of Reporting Person: PN

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[1]   Includes: (i) 5 Interests owned by the General Partner; (ii) 17 Interests owned by Mr. Nichols; (iii) 4,555 Interests owned by ORIG; and (iv) 20 Interests owned by Barbara Nichols.

[2]   Ocean Ridge disclaims beneficial ownership of 4,597 Interests, including: (i) 5 Interests owned by the General Partner; (ii) 17 Interests owned by Mr. Nichols; (iii) 20 Interests owned by Barbara Nichols; and (iv) 4,555 Interests owned by ORIG.

[3]   Includes: (i) 5 Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 4,555 Interests owned by ORIG.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   ORIG, LLC, a Kentucky limited liability company

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: ORIG is a Kentucky limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   4,555

8) Shared Voting Power   588[(1)(2)]

9) Sole Dispositive Power   4,555

10) Shared Dispositive Power   588[(1)(2)]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,143[(2)(3)]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 40.9%

14) Type of Reporting Person: OO

[1] Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interest owned by Mr. Nichols; and (iv) 20 Interests owned by Barbara Nichols.

[2] ORIG disclaims beneficial ownership of 588 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 17 Interest owned by Mr. Nichols; and (iv) 20 Interests owned by Barbara Nichols.

[3] Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interest owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 4,555 Interest owned by ORIG.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   NTS-Properties Associates, a Georgia limited partnership

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: NTS-Properties Associates, a Georgia limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   5

8) Shared Voting Power   5,138[1][2]

9) Sole Dispositive Power   5

10) Shared Dispositive Power   5,138[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,143[2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 40.9%

14) Type of Reporting Person: PN

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[1] Includes: (i) 546 Interests owned by Ocean Ridge; (ii) 17 Interest owned by Mr. Nichols; (iii) 4,555 Interests owned by Orig; and (iv) 20 Interests owned by Barbara Nichols.

[2] The General Partner disclaims beneficial ownership of 5,138 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) 17 Interests owned by Mr. Nichols; (iii) 4,555 Interests owned by ORIG; and (iv) 20 Interests owned by Barbara Nichols.

[3] Includes: (i) 5 Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 4,555 Interests owned by ORIG.

Item 8. Interest in Securities of the Subject Company.

Reference is hereby made to cover pages 3-6 hereto, which are incorporated herein by reference.

Except for the purchase of 669 Interests for $315 per Interest by the Offeror as of September 16, 2002 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past 60 business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

(a)(1)(x)   Press Release dated September 25, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002   ORIG, LLC, a Kentucky limited liability company.

                                        By: */s/ J. D. Nichols*
                                               J. D. Nichols, Manager

                                               /s/ J. D. Nichols
                                               J. D. Nichols, individually

                                               /s/ Brian F. Lavin
                                               Brian F. Lavin, individually

EXHIBITS

Exhibit Number	Description
(a)(1)(x)	Press Release dated September 25, 2002.

Press Release dated September 25, 2002.

Louisville, Kentucky, September 25, 2002. ORIG, LLC announced today that the issuer tender offer for up to 2,000 Limited Partnership Interests in NTS-Properties III, which commenced on May 10, 2002, as amended on June 7, 2002, July 8, 2002, July 17, 2002, August 7, 2002 and August 30, 2002, expired on September 16, 2002.

The final results of the Offer are as follows: As of September 16, 2002, a total of 669 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase up to 2,000 Interests, and all 669 Interests were accepted by the Offeror, without proration. ORIG, LLC purchases 669 Interests at a price of $315.00 per Interest.